Santiago, March 26, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Communication of material fact – Board agreement- Proposal related to 2023 income.

Mrs. President

In accordance with the provisions of articles 9 and 10 of Law No. 18,045, Banco Santander- Chile informs that in the ordinary session held today, and complimenting the material fact of February 29 of this year and regarding “2) resolve the destination of the 2023 income” the Board of Directors of Banco Santander- Chile agreed to propose to distribute a dividend of $1.84393687 per share, corresponding to 70% of income of 2023, which will be made available to shareholders, from the fifth bank business day in Chile after the approval at the shareholders’ meeting. It will be proposed that the remaining 30% of the income will be assigned to increase reserves and/or accumulated profits of the bank. Also, and within this matter, it will be proposed to grant the Board the ability to increase the dividend distribution provision above the legal minimum during 2024.

Sincerely,

    Román Blanco Reinosa
    Chief Executive Officer